FAIRFAX  News Release
 Stock Symbol: FFH (TSX and NYSE)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

TORONTO, April 11, 2003

FAIRFAX’S CANADIAN INSURANCE HOLDING COMPANY
FILES PRELIMINARY PROSPECTUS FOR
INITIAL PUBLIC OFFERING OF COMMON SHARES

Fairfax Financial Holdings Limited announces that its wholly-owned subsidiary Northbridge Financial Corporation has filed a preliminary prospectus with securities regulatory authorities in all provinces and territories in Canada relating to a proposed initial public offering of its common shares. Upon completion of the offering, Northbridge will be the holding company for Lombard, Commonwealth, Markel and Federated, Fairfax’s Canadian insurance company subsidiaries, which provide property and casualty insurance products primarily in the Canadian market, and will be one of the three largest writers of commercial insurance in Canada, based on gross premiums written.

As of the end of 2002, Northbridge had total assets of $3.26 billion and shareholders’ equity of $562.8 million, with no debt (excluding a small non-recourse mortgage on a real estate investment). In 2002, Northbridge had $1.78 billion of gross premiums written and generated a combined ratio of 97.4% and a return on average equity of 10.3% (compared to the Canadian property and casualty industry’s combined ratio of 105.8% and return on equity of 1.6%). Over the past 17 years Northbridge has achieved an average annual unleveraged return on average equity of 15.5% (compared to a 9.4% return on equity for the Canadian property and casualty industry). (All Northbridge numbers reflect the combined financial results of the operating companies which will be its subsidiaries upon completion of this offering.)

Byron Messier, with 36 years of insurance industry experience, most recently as President of Lombard, will be Northbridge’s CEO. The Presidents of Northbridge’s operating subsidiaries have between 12 and 38 years of insurance industry experience, mostly at the subsidiary of which they are the President.

Fairfax believes that this offering will allow its Canadian subsidiaries to take advantage of the growth opportunities available to them in the improving Canadian insurance marketplace, thereby realizing benefits similar to those which accrued to Fairfax’s OdysseyRe subsidiary following its IPO in 2001.

Fairfax, which will continue to maintain control of Northbridge after the offering, intends to use the proceeds it receives as a result of the offering for general corporate purposes, which may include normal course repurchases in the market of its outstanding shares.

The proposed offering will be jointly led by BMO Nesbitt Burns Inc. and Scotia Capital Inc.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

The common shares of Northbridge Financial Corporation have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946